Exhibit 99.37

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 14, 2010	No. 10-08

Revised Cut-Off Grade Results in Significant Expansion of
Avalon’s Nechalacho REE Deposit Resource Estimate

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce the results of a revised 43-101-compliant resource estimate for the Nechalacho Rare Earth Element (“REE”) deposit, Thor Lake, Northwest Territories, Canada.  The revised resource estimate was prepared by independent consultant Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), as part of the Prefeasibility Study (“PFS”), that it is preparing for the Company. The PFS is nearing completion and the results of the economic analysis will be disclosed within the next two weeks.

New estimates on operating costs and revenues resulted in the determination of a lower economic cut-off grade which, along with the re-classification of some Inferred Resources as Indicated, resulted in a significant expansion of the total Indicated and Inferred Resources in the deposit. Additions to the Indicated Resources in the high-grade Basal Zone significantly benefited the mine development plan and consequently, contributed to the delay in finalizing the economic model for the PFS.

Inferred Mineral Resources for both Basal and Upper Zones now total 175.93 million tonnes averaging 1.43% TREO, representing 2.5 million tonnes of contained TREO1. This amounts to a 100% increase in contained TREO from the previously reported estimate (January 14, 2010). With this new total resource estimate, Nechalacho now ranks as the second largest REE deposit in the world by reported TREO and the third largest contained niobium deposit in the world by reported Nb2O5.

Commented Avalon CEO, Don Bubar, “The magnitude of this expansion of the 43-101 compliant resources in the Nechalacho deposit certainly came as a pleasant surprise. What is perhaps even more remarkable is that this revised resource estimate does not include the results from the 2010 winter drilling program where 11,398 metres of drilling was completed in 43 holes. Given the initial assay results that were reported on May 12, 2010, we can almost certainly anticipate a further expansion of the Nechalacho deposit resources when the next resource estimate update is completed later this summer.”

The 43-101 compliant resources as currently established by Scott Wilson RPA, from all the drilling completed up to the end of 2009, are summarised in the table below. Assays for each of the individual rare earth elements will be posted on the Thor Lake Introduction page under Reports and Tables (http://www.avalonraremetals.com/projects/thor_lake/thor_lake_intro/).

1 Total Rare Earth Oxides (TREO) refers to the elements lanthanum to lutetium, plus yttrium, expressed as oxides. See Avalon’s website for conversion factors from elements to oxides. Heavy Rare Earth Oxides (HREO) refers to the elements europium to lutetium, plus yttrium, expressed as oxides as a percentage of the TREO. Light rare earths (LREO) refers to the elements lanthanum to samarium, expressed as oxides. HREO/TREO refers to the proportion of heavy rare earth oxides as a percentage of the total rare earth oxide content of the rock.

	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Basal Zone
Indicated	14.48	1.82	0.40	3.38	0.437	144	430
Inferred	76.87	1.60	0.33	3.14	0.443	134	413

Upper Zone
Indicated	6.89	1.45	0.17	1.86	0.286	175	194
Inferred	99.06	1.29	0.12	2.44	0.364	172	210

Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide, US$130/kg tantalum oxide and US$45/kg niobium oxide.

3.	An exchange rate of CND$1.11/USD$1.00 was used.
4.	Mineral Resources are estimated using a Net Metal Return (“NMR”) cut-off value of CND$260/tonnes.
5.	A minimum mining width of five metres was used.
6.	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
7.	Indicated Mineral Resources are inclusive of Mineral Reserves.
8.	Totals may differ from sum or weighted sum of numbers due to rounding.
9.
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from 6 historic drill holes. Drill results from the winter 2010 program are not included.

10.	The sampling protocols as applied by Avalon were reported in detail in News Release 10-06, May 12, 2010, available on Avalon’s website.

Global REE Deposits Ranking

A review of REE deposit resources documented from around the world by IMCOA, a consultancy from Australia led by Dudley Kingsnorth  (‘Kingsnorth”), has ranked the largest REE deposits globally outside of China. (See American Society of Mining Engineers (SME) meeting in March, 2010, available at: http://www.smenet.org/rareEarthsProject/SME_2010_Kingsnorth.pdf).

Using the criteria defined by Kingsnorth, the HREO rich Nechalacho deposit now ranks as the second largest REE deposit in the world, after the giant light REE deposits of Bayan Obo in China, yet the full extent of the Nechalacho deposit is still undefined. Kingsnorth documents only four deposits globally with greater than 1 million tonnes contained TREO.

In addition, the Nechalacho deposit (especially the Basal Zone) has the highest proportion of the more valuable HREO and consequently yields a higher value per tonne.

Deposit	Contained tonnes TREO	% HREO	Contained tonnes HREO
Bayan Obo, China	56,900,000	2%	1,138,000
Nechalacho Inferred, Canada	2,500,000	22%	550,000
Kvanefeld, Greenland	2,150,000	14%	301,000
Mountain Pass, USA	1,840,000	0.98%	18,032

The Nechalacho deposit is also a very significant resource of niobium (Nb), tantalum (Ta) and zirconium (Zr). For contained Nb2O5 (niobium pentoxide) it ranks as the third largest deposit in the world:

Deposit	Millions tonnes	% Nb2O5	Contained tonnes Nb2O5	Source
Araxa, Brazil	440	2.75	12,100,000	CBMM website, reserves
Bayan Obo, China	769	0.13	999,700	USGS
Nechalacho Inferred, Canada	175.93	0.40	701,081	This release
Mount Weld, Australia	37.7	1.07	403,390	Lynas website
Catalao, Brazil	25.6	1.23	314,880	Anglo American website
Niobec, Canada	37.912	0.58	219,890	IAMGOLD website

Methodology

The current resource estimate for the Nechalacho deposit is based upon detailed core logging, assays and geological interpretation by Avalon's consulting geologists. In total, 206 drill holes were used for the estimate of which 51 are historic and 155 are Avalon diamond drill holes (drilled and sampled from 2007 to 2009). Complete REE analyses are available for six historic holes and all 155 Avalon holes. These holes and their related assays formed the basis for creating two domains of REE mineralization: an upper light rare earth element-enriched domain (Upper Zone) and a lower heavy rare earth element-enriched domain (Basal Zone).

The previous resource estimate (January 14, 2010) used a 1.60% TREO cut-off grade.  This was based upon the estimated TREO revenues and operating costs determined initially by the QP at the time, but it did not incorporate potential by-product revenue streams from other rare metals now demonstrated to be recoverable and saleable such as zirconium, niobium and tantalum. This resulted in an Indicated Mineral Resource estimate of 9.00 million tonnes at 1.86% TREO. For the current resource estimate, the estimation methodology and grades within the block model are the same as the January 14, 2010 resource estimate. What has changed is the cut-off value used to report these resources and the re-classification of some of the previous Inferred Resources to Indicated Resources.

It is now recognised that a considerable portion of the total revenue from the Nechalacho deposit will be generated from zirconium and niobium sales. Metallurgical recovery data is now available for these (and other) elements and Scott Wilson RPA has re-stated the January, 14, 2010 resource estimate using a monetary cut-off value rather than an oxide (TREO) cut-off value. To do this, Scott Wilson RPA created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return (“NMR”). When the NMR model is applied to the 1.6% TREO cut-off grade for the Basal Zone used in the previous technical study (Wardrop, March 2009) the equivalent NMR value is approximately CND$500/tonnes. PFS operating cost estimates average CND$260/tonnes, and this has been applied as a break-even cut-off value for the resource estimate.

The general resource estimation parameters employed are summarized as follows:

•	REE, Zr, Nb and Ta values are composited to two metre core lengths within discrete mineralized zones. Evaluation of raw assay grade values indicates that high grade values did not need capping.
•	Metal assay composites and density measurements were temporarily flattened to the lower contact of the Basal Zone to facilitate the estimation procedure.
•
Estimation of metal grades and density values within the two zones (Basal and Upper) in a flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) using the Inverse Distance Squared method. A minimum of four composites and maximum of 15 composites were used to estimate the block values.

•	Calculation of a NMR value for each block using metal prices and metallurgical recovery factors.
•	Application of a cut-off grade, derived from the estimated operating cost, applied to the NMR of each block.
•	Wire-framing of semi-contiguous blocks within the Basal and Upper Zones used to estimate separate tonnages and grades for the two zones.

The significant expansion of the Indicated Resources in the Basal Zone was one of the main contributing factors to the delay in announcing the results of the PFS.  This was because the additional resources had a significant beneficial effect on the mine plan, and consequently on the financial model and the overall economics of the project.

Qualified Person

Christopher Moreton, PhD, P.Geo. (Ontario and New Brunswick), Senior Consulting Geologist at Scott Wilson RPA, is the Qualified Person as defined by National Instrument 43-101 for the purposes of this resource estimation and has verified that the technical information regarding the resources in this news release accurately reflects the technical information in the Prefeasibility Study. Drilling operations were performed under the supervision of J.C. Pedersen, P.Geo. Bruce Hudgins, P.Geo., maintains the geological database and monitors QA/QC on the laboratory analyses. and is also responsible for creating the initial wire-frames for the Nechalacho deposit, correcting any errors in the database and interpolating the values into the block model. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont) and P.Geol (NWT) provided overall direction on the project.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   78,990,670. Cash resources: approximately $10 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.